50

05038940

SECURITII ... N
Washington, D.C. 20549

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RECEIVED FEB 28 2005 213 (stamp)

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc. Donnelly Penman, French, Haggarty +Co FNA

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Avenue
(No. and Street)

Grosse Pointe, (City) Michigan (State) 48230-1661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Kirk Haggarty (313) 446-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Company, P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Kirk Haggarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE SOMERVILLE
***Notary Public**, Macomb County, MI*
***My Commission** Expires 09-17-2008*

C. Kirk Haggarty
Signature

Managing Director
Title

Bonnie Somerville
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2004 And 2003

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying statements of financial condition of Donnelly Penman & Partners, Inc. (an S Corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the years ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
January 26, 2005

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 And 2003

	2004	2003
ASSETS		
Current Assets:		
Cash	$ 660,081	$ 477,091
Accounts receivable	88,000	57,145
Refundable single business taxes	12,734	-
Prepaid expense	25,492	38,617
Total Current Assets	786,307	572,853
Property And Equipment:		
Vehicle	36,636	36,636
Computer equipment	48,311	37,389
Furniture and fixtures	47,673	45,045
Leasehold improvements	43,206	43,206
Assets under capital lease	94,101	93,482
Total	269,927	255,758
Less: Accumulated depreciation and amortization	78,926	40,307
Net Property And Equipment	191,001	215,451
Other Assets-		
Deposits	9,748	760
	$ 987,056	$ 789,064
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 9,728	$ 12,731
Accrued expenses	323,672	178,831
Current portion of long-term debt (Note 3)	57,052	58,213
Current portion of capital lease payable	32,087	29,139
Accrued single business tax	-	20,757
Total Current Liabilities	422,539	299,671
Long-Term Debt:		
Notes payable (Note 3)	14,500	23,113
Capital lease payable (Note 4)	17,242	49,329
Total Long-Term Debt	31,742	72,442
Shareholders' Equity:		
Common stock (Note 5)	116,100	116,100
Paid-in capital	11,993	11,993
Accumulated other comprehensive loss (Note 2)	-	(60,000)
Retained earnings	404,682	348,858
Total Shareholders' Equity	532,775	416,951
	$ 987,056	$ 789,064

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2004 And 2003

	2004	2003
Professional Services Billed	$ 3,916,121	$ 2,570,361
Expenses	3,751,864	3,075,305
Operating Income (Loss)	164,257	(504,944)
Other Income (Expense) - Net	(53,604)	(2,179)
Net Income (Loss)	$ 110,653	$ (507,123)

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For The Years Ended December 31, 2004 And 2003

	2004	2003
Common Stock:		
Beginning Balance	$ 116,100	$ 130,209
Amount Received For Additional Shares	22,245	5,224
Amount (Paid) For Share Redemptions	(22,245)	(19,333)
Ending Balance	116,100	116,100
Paid-In Capital -		
Beginning And Ending Balance	11,993	11,993
Accumulated Other Comprehensive Loss:		
Beginning And Ending Balance	(60,000)	(60,000)
Realized Loss On Worthless Security	60,000	-
Ending Balance	-	(60,000)
Retained Earnings:		
Beginning Balance	348,858	855,981
Net Income (Loss)	110,653	(507,123)
Shareholder Distributions	(54,829)	-
Ending Balance	404,682	348,858
Total Shareholders' Equity	$ 532,775	$ 416,951

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2004 And 2003

	2004	2003
Cash Flows From Operating Activities:		
Net income (loss)	$ 110,653	$ (507,123)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	39,123	25,223
Loss on disposal of fixed asset	1,836	3,800
Realized loss on worthless securities	60,000	-
(Increase) decrease in:		
Accounts receivable	(30,855)	749,515
Prepaid expenses	13,125	(5,255)
Deposits	(8,988)	887
Increase (decrease) in:		
Accounts payable	(3,003)	10,715
Accrued expenses	144,841	78,831
Accrued income and other taxes	(33,491)	-
Net Cash Provided By Operating Activities	293,241	356,593
Cash Flows Used By Investing Activities -		
Purchase of fixed assets	(16,510)	(65,547)
Cash Flows From Financing Activities:		
Proceeds from debt	-	50,000
Payments on debt	(38,912)	(18,323)
Common stock issued (redeemed) - net	-	(14,109)
Shareholder distributions	(54,829)	-
Net Cash Provided (Used) By Financing Activities	(93,741)	17,568
Net Increase In Cash And Cash Equivalents	182,990	308,614
Cash And Cash Equivalents At Beginning Of Year	477,091	168,477
Cash And Cash Equivalents At End Of Year	$ 660,081	$ 477,091

Supplemental Disclosures Of Cash Flow Information:
Cash paid during the year for:

	2004	2003
Interest	$ 9,137	$ 3,420
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 And 2003

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business

The Company is a closely-held corporation based in Grosse Pointe, Michigan, and is a full-service investment banking firm providing comprehensive financial advisory services to both public and private companies, which are organized into industry groups, with particular emphasis in manufacturing, financial services, technology, distribution, services and retail

Depreciation

Depreciation is charged against operations over the estimated useful lives of the assets under the straight-line method. Amortization of assets acquired under a capital lease is computed under the same method as depreciation.

Concentration Of Credit Risk

The Company maintains cash balances at a financial institution located in southeast Michigan. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution and the Securities Investor Protection Corporation up to $100,000 for money market funds. At December 31, 2004, the Company had $528,538 of uninsured cash.

The Company extends credit to its customers in the ordinary course of business and generally requires no collateral.

Definition Of Cash

For purposes of the balance sheets and the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. These include the Company's investments in money market funds.

Advertising Costs

Advertising costs are expensed as incurred.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although actual results may differ from those estimates, management periodically evaluates the relationship between actual and estimated information to monitor the reliability of the estimated information used.

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. For 2004 and 2003, all accounts were believed to be collectible. No reserve was therefore deemed necessary.

Income Taxes

The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. This election became effective August 11, 2000.

Income Taxes

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

Note 2 - INVESTMENTS

The Company held 60,000 shares of common stock of the Center For American Jobs, Inc. (a Michigan corporation), which was issued in November 2000 as payment for services performed. The shares were considered to have no current market value as of December 31, 2003, and the unrealized holding loss was charged to Other Comprehensive Loss. In 2004, the Center For American Jobs, Inc. dissolved with the State of Michigan and the loss of $60,000 was realized against current year operations.

Note 3 - NOTES PAYABLE

	2004	2003
Bank note - monthly payments of $794 including interest at 4.75%; matures in July, 2007; collateralized by a vehicle with a book value of $26,255 at December 31, 2004.	$ 23,112	$ 31,326

Note 3 - NOTES PAYABLE (CONTINUED)

	2004	2003
Note payable due on demand; uncollateralized; interest payable at 6%.	$ 48,440	$ 50,000
Total	71,552	81,326
Less: Current portion	57,052	58,213
Long-Term Debt	$ 14,500	$ 23,113

Following is a schedule of maturities on long-term debt for each of the next three years and in the aggregate:

Year ended December 31, 2005	$ 57,052
2006	9,031
2007	5,469
	$ 71,552

Note 4 - CAPITAL LEASE OBLIGATION

The Company is the lessee of furniture, computer equipment and software under capital leases expiring in 2006. The assets and liabilities under these capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The furniture is depreciated over seven years and the computer equipment over five years in accordance with MACRS. The software is amortized straight-line over three years. Depreciation and amortization on the assets under the capital leases is included in depreciation and amortization expense for the years ended December 31, 2004 and 2003 are $14,752 and $6,291, respectively.

	2004	2003
Capital lease - monthly payments of $2,955 including interest imputed at 9.682%; matures in May, 2006; collateralized by furniture, computer equipment and software with by a vehicle with a book value of $73,231 at December 31, 2004.	$ 49,329	$ 78,468
Less: Current portion	32,087	29,139
Long-Term Portion	$ 17,242	$ 49,329

Note 4 - CAPITAL LEASE OBLIGATION (CONTINUED)

Minimum future lease payments under this capital lease as of December 31, 2004 for each of the next two years are:

Year ended December 31, 2005	$ 35,464
2006	17,732
Total minimum lease payments	53,196
Less: Amount representing interest	3,867
Present value of minimum lease payments	$ 49,329

Note 5 - COMMON STOCK

$12.00 stated value, 60,000 shares authorized; 9,675 and 9,675 shares issued and outstanding at December 31, 2004 and 2003.

During 2004, 1,854 shares were issued to new shareholders and 1,854 shares were redeemed from two shareholders.

Note 6 - QUALIFIED RETIREMENT PLAN

The Company has a Profit Sharing Plan for the exclusive benefit of all eligible employees and their beneficiaries who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. Each year the Company may elect a contribution to the Plan at the discretion of the Board of Directors. The Company's contribution for the years ended December 31, 2004 and 2003 were $139,963 and $178,831, respectively.

Effective January 1, 2004, the Company adopted a Cash Balance Pension Plan for the exclusive benefit of all eligible employees who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. The Company's contribution to the plan for the year ended December 31, 2004 was $175,674.

Note 6 - QUALIFIED RETIREMENT PLAN (CONTINUED)

The following is the reconciliation of the accumulated plan benefits and the value of plan assets as of December 31, 2004:

Present Value Of Accumulated Plan Benefits:	
Interest Rate	5.14%
Vested Participants:	
Active participants	$ 166,080
Benefits in pay status	-
Deferred vested benefits	409
Total Vested Benefits	166,489
Nonvested Benefits	8,572
Total Present Value	$ 175,061
Market Value Of Assets	$ 175,674
Present Value As Of January 1, 2004	$ -
Increase (Decrease) Attributable To:	
Due to passage of time	-
Additional benefits accumulated	175,061
Increase due to change in actuarial assumptions	-
Increase due to plan amendments	-
Benefit payments	-
Total Increase	175,061
Present Value As Of December 31, 2004	$ 175,061

The values above are based upon the Plan's actuarial equivalence factors:

Pre-retirement interest = 5.14%
Post-retirement interest = 5.14%
Pre-retirement mortality = none
Post-retirement mortality = 94 GAR (Blended)

Note 7 - LEASES

The Company is leasing various office and computer equipment, and furniture and office space under leases expiring at various dates through June, 2009. Minimum future rental payments under these non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2004 for each of the next five years and in the aggregate are:

Year Ended December 31, 2005	$ 147,936
2006	144,584
2007	141,597
2008	71,313
2009	2,484
Total minimum future rental payments	$ 507,914

Note 8 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company ($100,000). At December 31, 2004 net capital was $281,578, which was $181,578 in excess of its minimum dollar amount.

The Company was also in compliance at December 31, 2003. At December 31, 2003 the Company's net capital was $183,445. Net capital exceeded the minimum by $83,445.

Note 9 - RELATED PARTIES

The Company leases office space from a Michigan LLC, whose members are shareholders of the Company. The lease is considered to be at market rates, and is accounted for as an operating lease. The property is being leased at various rates expiring June 30, 2008. The 2004 and 2003 rental costs for this property were $117,600 and $57,087, respectively, and are included in the schedule of lease obligations in Note 7.

SUPPLEMENTARY INFORMATION

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying financial statements of Donnelly Penman & Partners, Inc. as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated January 26, 2005. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Part IIA - Form 17a-5(a) as of December 31, 2004, and the Schedules of Operations - Michigan Office and Schedules of Operations - Ohio Office for the years ended December 31, 2004 and 2003 is presented for purposes of additional analysis of the financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
January 26, 2005

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2004

NET CAPITAL		
Total shareholders' equity		$ 532,775
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		532,775
Deductions And/Or Charges:		
Nonallowable assets:		
Fixed assets	$ 117,770	
Prepaid expenses	25,492	
Deposits	9,748	
Client receivables	88,000	
Total Deductions And/Or Charges		241,010
Net capital before haircuts on securities positions		291,765
Haircuts On Securities -		
Other securities		10,187
Net Capital		$ 281,578
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement Of Financial Condition:		
Short-term payables	$ 57,053	
Capital lease payable	32,087	
Long-term debt	31,742	
Accounts payable and accrued expenses	320,666	
Total Aggregate Indebtedness		$ 441,548
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 29,436
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 181,578
Excess Net Capital At 100%		$ 237,423
Ratio: Aggregate Indebtedness To Net Capital		1.57 to 1

See auditor's report on supplemental information.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5(a)
December 31, 2004

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners unaudited Focus Report at December 31, 2004	$ 733,313	$ 241,010	$ 974,323
Adjustment -			
Reclassify refundable MI single business tax	-	12,733	12,733
Assets Per Audited Financial Statements	$ 733,313	$ 253,743	$ 987,056

LIABILITIES AND CAPITAL	A.I. Liabilities	Non-A.I. Liabilities	Total
Liabilities per Donnelly Penman & Partners unaudited Focus Report at December 31, 2004	$ 441,548	$ -	$ 441,548
Adjustment -			
Reclassify refundable MI single business tax	12,733	-	12,733
Total Liabilities	454,281	-	454,281
Ownership Equity:			
Common stock	-	-	116,100
Additional paid-in capital	-	-	11,993
Retained earnings	-	-	404,682
Total Ownership Equity	-	-	532,775
Liabilities And Equity Per Audited Financial Statements	$ 454,281	$ -	$ 987,056

NET CAPITAL	
Net Capital per Donnelly Penman & Partners unaudited Focus Report at December 31, 2004	$ 281,578
Adjustments:	
Increases	-
Decreases	-
Net Capital Per Audited Net Capital Computation	$ 281,578

See auditor's report on supplemental information.

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT DESCRIBING MATERIAL INADEQUACIES FOUND TO EXIST OR EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Statements of Financial Condition as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the years ended, disclosed no material inadequacies.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
January 26, 2005

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - MICHIGAN OFFICE
For The Years Ended December 31, 2004 And 2003

	2004	2003
Professional Services Billed	$ 3,809,737	$ 2,570,361
Expenses:		
Leased employee costs	2,554,745	2,162,935
Pension and profit sharing	315,637	183,236
Rent	145,744	122,315
Fringe benefits	106,350	116,265
Training and continuing education	61,995	3,601
Professional services	61,240	70,021
Marketing and promotion	41,391	44,042
Dues and subscriptions	39,232	17,559
Research	37,917	15,994
Depreciation	37,267	25,223
Office supplies and expense	37,035	43,059
Automobile expenses	35,950	35,918
Telephone	16,429	25,758
Meals and entertainment	15,351	11,211
Leased furniture	14,822	23,549
Outside services	12,853	8,482
Licenses	11,262	6,575
Interest	10,590	3,420
Travel	10,081	13,760
Utilities	9,000	4,467
Retirement plan expenses	8,055	-
Parking expense	6,450	6,326
Insurance - other	6,145	9,745
Single business tax	6,100	20,769
Leased equipment	5,699	30,004
Client relations	4,931	12,054
Postage and delivery	3,428	4,065
Repairs and maintenance	2,978	1,019
Bank service charge	2,018	2,345
Computer supplies	1,970	251
Recruiting	335	-
Total Expenses	3,623,000	3,023,968
Operating Income (Loss)	186,737	(453,607)
Other Income (Expense):		
Interest income	1,141	1,621
Forgiveness of debt	3,060	-
Loss on worthless securities	(60,000)	-
Loss on disposal of fixed assets	(1,836)	(3,800)
Total Other Income (Expense)	(57,635)	(2,179)
Net Income (Loss)	$ 129,102	$ (455,786)

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - OHIO OFFICE
For The Years Ended December 31, 2004 And 2003

	2004	2003
Professional Services Billed	$ 106,384	$ -
Expenses:		
Leased employee	68,383	40,128
NASD fees	33,943	928
Trading fees	14,204	-
Lease	3,797	956
Telephone and cable	3,629	1,111
Depreciation	1,856	-
Travel and entertainment	1,695	3,705
Fringe benefits	302	368
Legal	300	1,585
Postage	259	78
Outside services	257	329
Supplies	188	712
Taxes	51	-
Equipment	-	889
Insurance	-	548
Total Expenses	128,864	51,337
Operating Loss	(22,480)	(51,337)
Other Income -		
Interest income	4,031	-
Net Loss	$ (18,449)	$ (51,337)

See auditor's report on supplementary information.